CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended
	March 31,
(Dollars in thousands, except per share data)	2018	2017
Basic Earnings Per Share
Net income	$2,164	$1,730
Weighted average common shares	2,742,242	2,742,242

Basic Earnings Per Share	$0.79	$0.63

Diluted Earnings Per Share
Net income	$2,164	$1,730
Weighted average common shares	2,742,242	2,742,242

Diluted Earnings Per Share	$0.79	$0.63